Exhibit 12

Springleaf Finance, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Successor Company			Predecessor Company
(dollars in thousands)	One Month Ended December 31, 2010	Eleven Months Ended November 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Earnings: Income (loss) before (benefit from) provision for income taxes	$1,470,771	$ (264,728)	$ (909,190)	$ (950,693)	$ 142,043	$ 638,621
Interest expense	118,693	996,469	1,091,163	1,254,094	1,257,188	1,175,210
Implicit interest in rents	1,207	13,751	19,738	27,093	21,833	20,631
Total earnings	$1,590,671	$ 745,492	$ 201,711	$ 330,494	$1,421,064	$1,834,462
Fixed charges: Interest expense	$ 118,693	$ 996,469	$1,091,163	$1,254,094	$1,257,188	$1,175,210
Implicit interest in rents	1,207	13,751	19,738	27,093	21,833	20,631
Total fixed charges	$ 119,900	$1,010,220	$1,110,901	$1,281,187	$1,279,021	$1,195,841
Ratio of earnings to fixed charges*	13.27	0.74	0.18	0.26	1.11	1.53

*

Earnings were inadequate to cover total fixed charges by $264.7 million during the eleven months ended November 30, 2010, $909.2 million in 2009, and $950.7 million in 2008.

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